

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Kip Eardley
President
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

      Re: James Maritime Holdings Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed November 1, 2024
          File No. 333-282424

Dear Kip Eardley:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed November 1, 2024
General

1.   Please file as an exhibit to this registration statement a consent from Tanner LLC to the use of their audit report concerning your financial statements for the fiscal year ended December 31, 2022.

      Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any questions.

                                       Sincerely,

                                         Division of Corporation Finance
                                         Office of Trade & Services

cc: Jared Febbroriello